Delisting Determination,The Nasdaq Stock Market, LLC,
December 16, 2011, Advanced Battery Technologies, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Advanced Battery Technologies, Inc. (the Company), effective at the opening of the trading session on December 27, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101 and 5250(a).
The Company was notified of the Staffs determination on November 21, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 30, 2011.